June 12, 2008

Hugh Wang
Chairman
Pansoft Company Limited
3/f, Qilu Software Park Building
Jinan Hi-tech Zone
Jinan, Shandong,
People's Republic of China 250101

>   **RE: Pansoft Company Limited**
>   **Registration Statement on Form S-1**
>   **File No. 333-150992**
>   **Date Filed: May 14, 2008**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The disclosure on the facing page regarding prospectus delivery and Rule 434

does not conform to current form requirements. Securities Act Rule 434 was eliminated on June 29, 2005. See Release No. 33-8591. Please revise.

2. Update the financial statements pursuant to Item 8-08 of Regulation S-X.

3. Refer to footnote (1) of the fee table. Please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act. Rule 416 does not permit you to register an indeterminate number of additional shares that may be issued upon changes in the exercise price of the warrants. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. See Telephone Interpretation # 3S under Securities Act Sections of the March 1999 supplement to the Manual of Publicly-Available Telephone Interpretations.

4. Please remove the disclosure in Chinese that appears throughout the prospectus, e.g., pages 42 and 43. See Rule 403(c) of Regulation S-K.

5. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

6. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics, and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on industry analyses, please disclose whether the source is publicly available or whether you commissioned it. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Refer, for example to the Zikoo, 2007-2008 Chinese Software Industry Report on page 1.

The Offering, page 4

7. Based on the 25,000 shares currently outstanding (as adjusted for the 169.5253-for-one stock split to be effected prior to the offering) plus the 1.2 million shares being offered, we calculate that 5,438,132 shares will be outstanding as opposed to the 5,438,232 disclosed on page 4 of the filing. Please provide your calculations to support the 5,438,232 as currently disclosed or revise accordingly.

Summary Financial Information, page 5

8. We note that the information in this prospectus assumes a 169.5253-for-one stock split effected in the form of a stock dividend to holders of the Company's ordinary shares prior to the completion of this offering. Stock splits require retroactive presentation in the financial statements and therefore it is not clear why you are presenting the stock split as pro forma information in your Summary Financial Information and Selected Historical Condensed Consolidated Financial and Operating Data disclosures. Please explain or revise your disclosures accordingly.

Capitalization Information

9. Tell us how you considered including pro forma capitalization information showing the effect of this offering on the Company's equity. If you choose to include pro forma capitalization information in this prospectus, then please also revise to include similar information in your Summary Financial Information and Selected Historical Condensed Consolidated Financial and Operating Data disclosures.

Our Corporate Structure, page 25

10. Please provide enhanced disclosure relating to the special purpose entity consolidated structure. Detail the reasons for the establishment of the special purpose vehicles, discuss their role in the business financing of your company, how you are currently utilizing the structure, and the risks associated the corporate structure.

11. We note your disclosures on page 25 where you indicate that the transfer of PJCL to the Company was deemed to be between entities under common control and therefore, you accounted for such transaction using a method similar to the pooling method of accounting. By "transfer" are you referring to the purchase of PJCL by Time Maker Limited for consideration of $396,000 or the transfer of PJCL on July 10, 2007 to Baring Asia II Holdings Limited and Timesway Group Limited? Please explain further how you determined that this transaction was deemed to be between entities under common control pursuant to SFAS 141 and EITF 02-5. Tell us what the $396,000 in consideration consisted of (i.e. cash, stock or combination) and tell us your consideration, if any, to reverse merger accounting for this transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

12. Please revise to describe the industry-wide factors that management views as most relevant to the company and provide insight into material opportunities, challenges, risks, and material trends and uncertainties that management is concerned with in evaluating the company's financial condition and operating results. This includes a meaningful discussion of your dependence on Petrochina and Sinopec, your expansion strategy, and the costs associated with becoming a reporting company. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. Refer in general to SEC Release 33- 8350.

13. Clarify for us why you believe that the majority of the Company's depreciation associated with your property and equipment should be included within cost of sales as opposed to an element of operating expenses.

Liquidity and Capital Resources, page 37

14. We note that your disclosures in this section do not appear to adequately address changes in your balance sheet that materially affected your operating cash flows. For example, we note that your accounts receivable and accounts payable and accrued liabilities have materially changed over the periods presented within your registration statement. Please revise the filing to include a discussion of these material changes including the underlying drivers of the changes during each period presented. In addition, confirm to us that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Business, page 41

15. Please provide enhanced discussion of your sales and marketing activities.

Director Compensation, page 56

16. Please provide the disclosure required by Item 402(r) of Regulation S-K.

Where You Can Find Additional Information

17. Your disclosure in this section indicates that you will be subject to the foreign private issuer informational requirements, however, even though you are incorporated in the British Virgin Islands you have elected to file on Form S-1

and meet all requirements. Please advise. Do you intend to switch to being a foreign private issue?

Report of Independent Registered Public Accounting Firm, page F-1

18. We note that your audit report was signed by an audit firm based in Toronto, Ontario Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada, in light of the fact that the majority of your assets are located within, the majority of your revenues are derived within, and your corporate offices are located in China. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your Canadian auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
- Whether your Canadian auditor performed all the required audit procedures within Canada or whether a portion of the audit was conducted by your Canadian auditor within China.

Note 2. Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

19. We not that you share intellectual property rights to a number of your software solutions with Sinopec and PetroChina. Revise the filing to clarify whether you are required to pay royalties to Sinopec and PetroChina relating to sales of your ERP software based on this intellectual property. If material, revise the filing to quantify these amounts.

20. Clarify for us your statement that "[f]or software arrangements where the Company is obligated to perform professional services, such as unspecified upgrades and technical support; we recognize revenue over the term of the contract on a straight-line basis." Tell us whether this statement refers to maintenance services included in your software development fixed fee arrangements or whether it refers to other license arrangements. If the latter is the case, then please explain further the terms of such arrangements. Tell us whether you determined that this deliverable qualifies as a separate unit of accounting

pursuant to EITF 00-21. Also, we note your statement on page 44 which states, "[o]ur license contracts generally include maintenance services for the term of the applicable license." Please tell us whether you ever sell maintenance services separately and if so, tell us how you determined the VSOE of fair value for each deliverable pursuant to SOP 97-2 or EITF 00-21, as applicable.

21. Tell us what comprises your deferred revenue balance at each balance sheet date. It appears that you defer revenue for certain fixed fee arrangements; for subscription arrangements and for maintenance services and therefore, it is not clear why your deferred revenue balance is so low at December 31, 2006 and 2007. Please explain further and revise your disclosures as necessary.

22. Please explain further your arrangements with value-added resellers and provide your revenue recognition policy for sales of the PanSchema ERP platform to VARs. In this regard, we note that the VARs tailor your technology so that it meets the needs of small-to-medium size enterprises in a variety of industries. Tell us if you recognize revenue when you deliver the PanSchema platform to the reseller or if revenue is recognized upon sale to the end-user. Tell us whether payment is contingent upon the resellers' ability to successfully customize the ERP platform for a specific customers use. Further, tell us whether you provide any services or have any continuing obligations with regards to the customized solutions that are sold from the VARs to the end-user customers and tell us how you account for such services. Please revise your revenue recognition policy footnote disclosures, as necessary, to incorporate your response and to indicate the specific accounting literature you are relying upon. Also, tell us the amount of revenue recognized from these arrangements for each period presented.

23. Further, tell us if you offer these resellers any rights-of-return or other incentives (i.e., discounts, price concessions, etc), and if so, tell us how you account for them. Tell us how you considered paragraph 6 of SFAS 48 and EITF 01-9 in accounting for return rights and other considerations. In addition, describe your ability to reasonably estimate the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b) and paragraph 8 of SFAS 48. Revise the filing to incorporate your response.

Note 9. Income Taxes, page F-15

24. With regards to your reconciliation of the statutory to effective tax rate and the significant components of future tax assets and liabilities tables included in Note 9, please explain further the following:

- Your disclosures on page F-15 indicate that effective June 30, 2006, Jinan was subject to income tax at effective rate of 33% on income as reported in their statutory financial statements. Please explain why your reconciliation

       assumes a statutory rate of 7.5%.
- Please explain further the adjustments for "temporary difference and other".
- Tell us what is included in the "other temporary differences" in the significant components of future tax assets (liabilities) table. If any portion of this relates to a valuation allowance for deferred tax assets, then please revise to separately disclose such amounts.

25. We note that the earnings from the Company's subsidiary, Jinan are subject to certain tax holidays. Tell us how you considered SAB Topic 11.C to disclose the per share effects of the tax holiday.

Note 14. Segmented Information, page F-17

26. We note your disclosures on page 41 where you state that the Company's business is divided into "two distinct areas" – the developer of ERP software and professional services in China's oil and gas industry and the developer of an ERP platform for small-to-medium size businesses in China outside of the oil and gas industry. Tell us how you considered the guidance in paragraphs 10 through 15 of SFAS 131 in determining that you operate in one segment and specifically tell us what results are regularly presented to your chief operating decision maker.

Part II – Information Not Required in Prospectus

Exhibits

27. Please file as exhibit the trust agreement relating to Mr. Wang's beneficial ownership of Timesway shares on behalf of the PJCL employees and the documentation that you and Timesway filed with the Shangdong Bureau of SAFE to qualify as special purposes vehicles.

28. Please file the 2006 acquisition agreement with JCPL as an exhibit the registration statement.

29. It appears that Sinopec, Sinopec Group, and PetroChina represent 36% and 43%, respectively, of your total revenues in fiscal year 2007. We also note your risk factor disclosure on page 7 that a loss of one or more of your key customers could affect your business. Because you appear to be substantially dependent on your relationships with these entities, please include a description of your contractual arrangements with these customers and file your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

30. Please file an executed version of Exhibit 1.2 prior to effectiveness.

Undertakings

    31. Please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Signatures

    32. Please have your principal financial officer and principal accounting officer sign in such capacities. See Instructions for Signatures to Form S-1.


*   *   *   *


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Bradley A. Haneberg, Esq.
        Kaufman & Canoles
        (804) 771-5777 - facsimile